


SEC MAIL
RECEIVED
OCT 16 2007
WASH., D.C.
182
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ALL – THE – CARE INC.

(Name of Small Business as specified in its charter)

NEVADA	**Pending**	**Pending**
(State or other jurisdiction of Incorporation or Organization)	(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5348 Vegas Drive, Las Vegas, Nevada 89108, 702-448-1519
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Matthew D. McKernan - 5348 Vegas Drive, Las Vegas, Nevada 89108, 702-448-1519
(Name, address, including zip code, and telephone number including area code, of agent for service)

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors

Mr. Matthew Daniel McKernan (also President & CEO, Secretary)
Business Address: 5348 Vegas Dr., Las Vegas Nevada 89108
Residential Address: 251 University Avenue, Kingston, Ontario, K7L 1M1

Mr. Bernard Faibish CMA (also CFO & Treasurer)
Business Address: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6
Residential Address: same as business address

Dr. Philip Tassi
Business Address: 7834 Peachmont Avenue, NW, Suite C-6, North Canton, Ohio 44720
Residential Address: same as business

(b) the issuer's officers:

President, CEO and Secretary
Matthew Daniel McKernan
Business Address: 5348 Vegas Dr., Las Vegas Nevada 89108
Residential Address: 251 University Avenue, Kingston, Ontario, K7L 1M1

Chief Financial Officer and Treasurer
Bernard Faibish CMA
Business Address: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6
Residential Address: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities

LA FETE INC.
Consulting Services
Business Address: Chancery Court, P.O. Box 209, Providenciales, Turks &

Caicos Islands, B.W.I
Residential Address: 13284 Bathurst Street, King City, Ontario, Canada L7B 1K5

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Consulting Services
Stephen F. McKernan (La Fete Inc.)
Business Address: Chancery Court, P.O. Box 209, Providenciales, Turks & Caicos Islands, B.W.I
Residential Address: 13284 Bathurst Street, King City, Ontario, Canada, L7B 1K5

(f) promoters of the issuer;

N/A

(g) affiliates of the issuer;

N/A

(h) counsel to the issuer with respect to the proposed offering;

N/A

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m)counsel to the underwriter

N/A

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

No persons identified in response to Item 1 are subject to any disqualification provisions set fourth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates, and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied

N/A

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The issuer has not had a net income, from operations of the character in which the issuer engages or intends to engage, for any period of time since the Company's inception

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons

The Company is in the process of seeking agents, dealers, underwriters and salespersons to sell the securities in various states that will be offered under the registration of this Offering Circular. Since the Company has not contracted any personnel to sell the securities being offered, this Offering Circular has not yet been registered in any states.

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

The Company is in the process of seeking agents, dealers, underwriters and salespersons to sell the securities in various states that will be offered under the registration of this Offering Circular.

Since the Company has not contracted any personnel to sell the securities being offered, this Offering Circular has not yet been registered in any states.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
   a. The name of such issuer;
   b. The title and about of securities issued;
   c. The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
   d. The names and identities of the persons to whom the securities were issued

The following are unregistered securities that have been issued by the Company:

Name of issuer: ALL-THE-CARE Inc.
Title and about the securities: 200,000 Shares of Common Stock
The aggregate offering price: $0.001 USD
Names and Identities: The above shares have been issued to Bernard Faibish as consideration for his work as Chief Financial Officer to the Company.

Name of Issuer: ALL-THE-CARE Inc.
Title and about the securities: 3,905,000 Shares of Common Stock
The aggregate offering price: $0.001 USD
Names and Identities: The above shares have been issued to Le Fete Inc. for its work as consulting in preparation of this offering. The shares have been issued as consideration for previous and ongoing consulting arrangements with the Company. Stephen F. McKernan is the beneficiary owner of La Fete Inc.

Name of issuer: ALL-THE-Care Inc.
Title and about the securities: 12,000,000 Shares of Common Stock
The aggregate offering price: 0.001 USD
Names and Identities: The above shares have been issued to President and CEO, Matthew D. McKernan for his previous and continued efforts in the Company.

Name of issuer: ALL-THE-Care Inc.
Title and about the securities: 500,000 Shares of Preferred Stock
The aggregate offering price: 0.001 USD

Names and Identities: The above shares have been issued to President and CEO, Matthew D. McKernan for his previous and continued efforts in the Company.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year period to the filing of this Form 1-A or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsection (1) through (4) of paragraph (a).

The company has not sold any securities within one year prior to the filing of this Form 1-A for the account of any person. All securities currently held by officers, directors, promoters or principal security holders or underwriters of any securities, have been issued as consideration for previous work completed for the Company. All securities that have been issued have been specified in section A of Item 5 in this Form 1-A.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

In accordance with Rule 701 of the Securities Act of 1933, Exemption for offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation are permitted. Offers and sales made in compliance with all of the conditions of this section are exempt from section 5 of the Act (15 U.S.C. 77e).

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering any securities in addition to those covered by this form 1-A. If so, describe fully the present or proposed offering.

The issuer and any of its affiliates are not currently offering any securities in addition to those covered by this form 1-A.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
   a. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

b. To stabilize the market for any of the securities to be offered;

N/A

c. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed

N/A

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in this offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

La Fete Inc., beneficially owned by Stephen F. McKernan, was employed for consulting services in connection to the preparation of this Offering. Le Fete Inc. is connected with the issuer as a beneficial owner of 5 percent or more of the issuer's equity securities.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

A Publication authorized by Rule 254 was not used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

Is in the development stage

This offering has been registered for offer and sale in the following states:

State:	State File No.:	Effective Date:

The Company is in the process of seeking agents, dealers, underwriters and salespersons to sell the securities in various states that will be offered under the registration of this Offering Circular. Since the Company has not contracted any personnel to sell the securities being offered, this Offering Circular has not yet been registered in any states.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE COMPANY

1. Exact Corporate Name: **ALL-THE-CARE INC.**
State of Incorporation: **Nevada**
Date of Incorporation: **September 19, 2007**
Street and Address of principal office: **5348 Vegas Dr. Las Vegas, NV 89108**
Company Telephone Number: **702-448-1519**
Fiscal year: **December 30**
Person(s) to contact at Company with respect to offering: **Matthew D. McKernan**
Telephone Number: **702-448-1519**

RISK FACTORS

2. List the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part or not provide an adequate return)

An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors before deciding to invest in shares of our common stock. If any of the following risks actually occurs, it is likely that our business, financial condition and operating results would be harmed. As a result, you could lose part or all of your investment.

Risks Related to Our Business

1. **Profitability. We have no history of revenues, have incurred losses, expect continued losses and may never achieve profitability. If we continue to incur losses, we may have to curtail our operations, which may prevent us from successfully opening and acquiring healthcare facilities. We cannot predict when we will become profitable or if we ever will become profitable, and we may continue to incur losses for an indeterminate period of time. An extended period of losses and negative cash flow may prevent us from opening and acquiring healthcare practitioner facilities and operating or expanding our business. Since we have never opened or acquired healthcare practitioner facilities, we have no operating history and no revenue, we cannot assure you that our business will ever become profitable or that we will ever generate sufficient revenues to meet our expenses and support our planned activities. Even if we are able to achieve profitability, we may be unable to sustain or increase our profitability on a quarterly or annual basis.**

2. **Additional Financing. We require additional financing and may be unable to obtain additional financing on satisfactory terms, which may require us to accept financing on burdensome terms that may cause substantial dilution to our shareholders and impose onerous financial restrictions on our business. Without substantial additional financing, we may be unable to achieve the objectives of our current business strategy, which could force us to delay, curtail or eliminate our operation and acquisition development process. We require additional financing to pay the costs of building and opening and acquiring medical, dental and chiropractic clinics, meet payroll costs, and other debts and obligations. If we are unable to obtain this financing, we could be forced to delay or entirely abandon our operations and acquisitions of medical, dental and chiropractic clinics. In addition, our inability to obtain**

financing could have such a material adverse effect on our business, prospects, results of operations or financial condition, that we may be forced to restructure, file for bankruptcy, sell assets or cease operations entirely, any of which could jeopardize an investment in our common stock.

3. **Global Conditions. Deteriorating global economic conditions may cause prolonged declines in investor confidence in and accessibility to capital markets. Future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. This financing may also dilute existing shareholders' equity. Any debt financing or other financing of securities senior to our common stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose any then-existing sources of financing and our ability to secure new sources of financing may be impaired.**

4. **Management. Our President and Chief Executive Officer, Matthew D. McKernan, has no experience operating a private or publicly traded company. The development and acquisitions of healthcare practitioner facilities is dependent upon the skills and efforts of Matthew D. McKernan and due to his inexperience in operating a private company, the operations of the company may be hindered.**

5. **Experience. We have no operating history in the acquisition of healthcare practitioner facilities and are in the development stage; therefore, regardless of the viability or market acceptance of ALL-THE-CARE healthcare practitioner facilities, we may be unable to achieve profitability or realize our other business goals. Our success will depend in large part on our ability to deal with the troubles, expenses and delays frequently associated with opening and acquiring healthcare facilities, such as complexities of doctors, patients and their insurers. We may be unable to achieve a critical mass of sufficient market acceptance. Consequently, we may be unable to achieve profitability or realize our other business goals.**

6. **Competition. Other companies with greater resources and operating experience may enter the market for opening and acquiring healthcare facilities. These companies could successfully compete with us and negatively affect the development and acquisitions of healthcare practitioner facilities and our opportunity to achieve profitability. Some of our potential customers, namely medical, dental and chiropractic practitioners, may decide to develop their own operation and acquisition strategy that directly competes with our medical, dental and chiropractic practitioner facilities. Although we believe that our healthcare facilities will be competitive in the marketplace, we cannot be assured that these or other companies with greater experience and greater resources than us will not negatively affect**

our business prospects and impair our ability to achieve profitability.

7. **Manage Growth. We do not currently have revenue-generating operations. Our ability to effectively manage growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified personnel and support. There can be no assurance that we will be able to do so. If we are unable to successfully manage our growth, our business, prospects, results of operations and financial condition could be materially and adversely affected.**

8. **Current Laws Governing Healthcare. Various federal, state and local governmental authorities in the United States regulate the provision of institutional care and healthcare services. Though we believe our operations will comply with the laws governing our industry, we cannot guarantee that we will be in absolute compliance with all regulations at all times. Failure to comply may result in significant penalties, which could have a material adverse effect on our business. We cannot assure you that governmental authorities will not impose additional restrictions on our activities that might adversely affect our business.**

9. **Liability. The Company is exposed to professional liability and due to the nature of its business, the Company and the physicians, dentists and chiropractors who provide services on its behalf may be the subject of medical, dentistry or chiropractic malpractice claims, with the attendant risk of substantial damage awards. The sources of potential liability in this regard include the alleged negligence of those physicians, dentists and chiropractors. To the extent such physicians, dentists and chiropractors may be regarded as agents of the Company in the practice of medicine, dentistry or chiropractic, there can be no assurance that a patient or client would not sue the Company for any negligence of such physicians, dentists and chiropractors. In addition, in the event that the Company becomes liable, there can be no assurance that it will be able to cover any such liabilities.**

10. **Billing and Collection activities. Billing and collection activities for healthcare practitioners such as physician, dental and chiropractic groups are regulated by numerous federal and state civil and criminal laws. These laws are used to investigate healthcare providers and companies who provide billing and collection services. Federal and state regulators could potentially use these laws to bring enforcement actions against the Company. We may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended against, private payers may file claims against us and we could be excluded from participation in Medicare, Medicaid or other government sponsored healthcare programs.**

11. **Obtaining experienced doctors, dentists and chiropractors. We depend upon our ability to recruit and retain experienced physical, dental and chiropractic professionals. If we cannot recruit and retain our base of experienced and clinically skilled physicians, dentists and chiropractors, our business may never become profitable. Periodically, we may operate or acquire clinics in isolated communities that are temporarily unable to operate due to the unavailability of a doctor who satisfies our standards.**

12. **Healthcare Reforms. Healthcare reform legislation may affect our business. In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare programs. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on us is uncertain and difficult, if not impossible to predict. If the Company is able to begin to operate or acquire healthcare practitioner facilities, that impact may be material to our business, financial condition or results of operations, which may make the Company unable to ever obtain profitability.**

13. **Managing Acquisitions and Operations. A Key element of the Company's strategy is to expand through acquisitions and through the expansion of services offered by medical, dental and chiropractic practitioner practices. Identifying medical, dental and chiropractic practice candidates to be affiliated with the Company as well as proposing, negotiating and implementing economically feasible affiliations with such groups can be a lengthy, complex and costly process. There can be no assurance that the Company will successfully establish affiliations with any medical, dental or chiropractic practitioner facilities. In particular, there can be no assurance that the Company will be able to acquire assets of, enter into management services agreements with, or profitably manage, any medical, dental or chiropractic practitioner facilities. In addition, there can be no assurance that any anticipated benefits of the Company's anticipated operations or acquisitions will be realized, or that there will not be substantial unanticipated costs associated with such acquisitions**

14. **Loss of Entire Investment. The Shares are speculative investments which involve a substantial degree of risk of loss by any investor of any investment in the Company. Due to any unforeseen circumstances, any investment in our common stock may result in a complete loss of monies invested. Any projections or predictions that may have been made in this Offering Circular, are based on estimates, assumptions and forecasts which may prove to be incorrect; and no assurance is given that actual results will correspond with the results contemplated by the various projections, estimates, assumptions forecasts and opinions.**

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   a. Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

      The Company is a development stage company and therefore does not currently produce any products, goods, or services. The business strategy of the Company is to open, acquire and operate healthcare practitioner facilities. In addition, the Company plans to develop, acquire, expand and operate healthcare practitioner facilities. These healthcare practitioner facilities may be in the dental, medical, chiropractic or other fields of patient care.

   b. Describe how these products or services are to be produced or rendered and how and when the Company intends including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major supply contracts.

      The Company is in the development stage and does not currently produce or provide any services and is not working on any prototype. The company is not expected to be dependent upon any suppliers for raw materials, energy or other items. The company does not have any supply contracts.

   c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition

The Company plans to open and acquire, develop, expand and operate healthcare practitioner facilities. In opening as well as acquiring and operating healthcare practitioner facilities, the Company would have pricing set for services that reflect the particular industry standard as it applies to the geographical area of the practitioner facility. Therefore, in acquiring healthcare practitioner facilities, the prices of the services have been previously set by the existing practitioner facility operators and the Company would continue to price its services within the industry standard as dictated in the marketplace in which the facility operates. At the current time, the vast majority of healthcare practitioner facilities are operated by sole practitioners and/or partnerships who operate and attract patients from their surrounding geographic area. In opening and acquiring healthcare practitioner practices, the Company will face competition within the geographic area in which the healthcare practitioner facility operates. Therefore, the prices for services offered by the healthcare practitioner facilities will be within the recognized industry standard that competitors within the field are charging. The United States healthcare industry is extremely large. According to the Centers for Medicare & Medicaid Services, or CMS, total healthcare spending is approximately $2.0 trillion and expected to grow at an annual rate of 7.2% from 2004 through 2015. Based on these estimates, healthcare expenditures will account for $4.0 trillion, or 20.0% of the gross domestic product by 2015. According to the Bureau of Labor Statistics Occupational Outlook Handbook, 2006-07 Edition, physicians and surgeons held about 567,000 jobs in 2004 of which 40% were in primary care. Dentists held approximately 150,000 jobs in 2004 of which almost all work in private practice. 78% of the Dentists in the private practice are sole practitioners and 14% belong to a partnership. The remainder of dentists work in hospitals or in offices of physicians. According to the American Chiropractic Association, over 87,000 licenses have been granted to chiropractors in the United States. Of the approximate 87,000 license holders, there are approximately 50,000 practicing chiropractors in the United States. Approximately 2,000 new graduates enter the field each year. An estimated 20,000,000 Americans are expected to visit a chiropractor and expenses for the treatment of lower back pain are expected to exceed approximately $50 billion. The aging of the population, continued population growth, advanced medical, dental and chiropractic treatments, increased health care, and greater health consciousness are trends that assure the healthcare industry a future of expanding services. Management believes these factors have

created a unique and significant business opportunity: to open and acquire as well as develop, operate and expand medical, dental and chiropractic healthcare practitioner facilities in the United States.

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the company's sales. Describe any major existing sales contracts.

The Company's marketing strategy while opening and acquiring healthcare practitioner facilities, is to develop a cliental based on the particular healthcare needs of the community in which the healthcare practitioner facility is opened or acquired. In searching for healthcare practitioner facilities to acquire, the Company will use brokers and consultants. The timing and size of opening medical practitioner facilities is unknown. The Company does not currently have any contracts to acquire healthcare practitioner facilities and although the Company cannot guarantee the timing, any future acquisitions are expected to occur in the next 24 months. The Company does not have any current customers or pending orders. The Company does not have any major existing sales contracts.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the company's sales are seasonal or cyclical, explain.

There are no written firm orders for products or services. There have never been any written firm orders for products or services. The Company is in the development stage process.

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company currently has two employees (President & CEO – Matthew D. McKernan, and CFO Bernard Faibish) and due to the amount of time it may take to sell out this offering, as well as managements ability to open and acquire healthcare practitioner facilities, the amount employees that the Company may have in the next 12 months, is completely unknown. The Company's employees are not on strike and have never been on strike. There is no supplemental benefits or incentive arrangements that the Company has or will have with its employees.

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company does not own any properties and does have any outstanding lease agreements. Company operations are conducted from the personal residence of President and CEO, Matthew D. McKernan. The company does not intend to acquire any properties in the immediate future.

h. Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, convents-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreement. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's operations do not depend on any patents or copyrights. The Company's operations do depend on the ability of management to carry out the objective of opening and acquiring healthcare practitioner facilities and in doing so, the Company's operations would depend on the skills of the staff and doctors, dentists or chiropractors in the healthcare practitioner facilities that would be opened and acquired. However, until such time the Company does not

rely on any other proprietary information. The Company does not hold any license agreements. The amounts expended by the Company for research and development during the last fiscal year is NIL. The amount that is expected to be spent on research and development for this year is unknown at this time.

i. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's business is subject to several state licensure laws. Licenses would have to be obtained in order to operate a healthcare practitioner facility. In addition, the practitioner that is practicing in a healthcare facility that is owned by the Company would have to obtain a practice license. Depending on the state, a business license would have to be obtained to operate a healthcare practitioner facility. As well, our inability to obtain licenses could have such a material adverse effect on our business, prospects, results of operations or financial condition, that we may be forced to restructure, file for bankruptcy, sell assets or cease operations entirely, any of which could jeopardize an investment in our common stock.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Currently, the Company does not have any subsidiaries.

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalization. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly)

The Company is in the development stage. There have not been any mergers and acquisitions in the past five years due to the company's incorporation date. Although the Company does not guarantee, the Company anticipates the opening and acquisition of approximately 0 - 5 healthcare practitioner facilities in the next 12 months. The Company has never undergone a stock split, stock dividend or recapitalization in anticipation of this offering.

4. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

The Company was not profitable during the last fiscal year due to the incorporation date of the Company. ALL – THE – CARE INC. was incorporated on September 19, 2007 and has not undergone any operations prior to this date. Although not guaranteed, management believes that the Company could become profitable upon the acquisitions of several healthcare practitioner facilities and management plans to open and acquire approximately 0 - 5 healthcare practitioner facilities in the next 12 months. The probable consequences associated with the opening and acquisition of 0 - 5 healthcare practitioner facilities in the next 12 months could be due to obtaining the necessary license's to operate a healthcare facility, managements inability to deal with fast growth, global economic, social, political and environmental conditions. Due to such a delay, the Company may incur greater operating costs and as a result the Company may be forced to restructure, file for bankruptcy, sell assets or cease operations entirely, any of which could jeopardize an investment in our common stock.

Event or Milestone:

1. **Open 0 - 5 healthcare practitioner facilities in the United States**
   (a) **Approximate number of months after receipt of proceeds when should be accomplished: 3 - 6 months**

2. **Acquire 0 – 5 healthcare practitioner facilities in the United States**
   (a) **Approximate number of months after receipt of proceeds when should be accomplished: 3 - 6 months**

3. **Develop 0- 5 healthcare practitioner facilities in the United States**
   (a) **Approximate number of months after receipt of proceeds when should be accomplished: 3 – 5 months**

4. **Operate 0 – 5 healthcare practitioner facilities in the United States**

(a) Approximate number of months after receipt of proceeds when should be accomplished: Ongoing

5. **Expand 0 – 5 healthcare practitioner facilities in the Unites States**
   (a) Approximate number of months after receipt of proceeds when should be accomplished: 6 – 12 months

Expected manner of occurrence or method of achievement:

Although the following is not guaranteed, management expects the following manner of occurrence or method or achievability:

1. **Open**
2. **Develop**
3. **Acquire**
4. **Operate**
5. **Expand**

Date or number of months after receipt of proceeds when should be accomplished:

Approximately next 12 – 24 months

Note: Although the above estimates are expected, management does not guarantee that the above dates and times will be met.

b. State the probable consequences to the Company if delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operation costs.

If the Company is delayed in achieving each of the events or milestones within the above time schedule, no profits will be incurred and operating costs may force the Company to liquidate.

Note: After reviewing the nature and timing to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

   Due to the incorporation date of the Company, net, after-tax earnings for the last fiscal year were: Total $ (4,105), $0.000255 per share

6. If the company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalization, and use conversion or exercise price in lieu of offering price, if applicable.

   Due to the incorporation date of the Company, the Company has never had profits. The Company is in the development stage and was incorporated on September 19, 2007.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $ (4105), $0.000255 per share.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not for cash, a concise description of the consideration. (Exclude bank debt)

   On September 20, 2007, 2007, the Company issued 3,905,000 shares to LA FETE INC. as a consulting payment for services rendered in the period commencing September 20, 2007. On October 1, 2007 the Company also issued 200,000 shares to Bernard Faibish for his work as Chief Financial Officer as well as accounting for preparation of this Offering Circular.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants, or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   The investors in this offering will have the following:

   If the maximum is sold: **4.24%**
   If the minimum is sold: **NIL**

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **$116,235,000**
If the minimum is sold: **$121,234,995**

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount	If Maximum Sold Amount
Total Proceeds:	**$0.00** 100%	**$ 4,999,995.00** 100%
Less: Offering Expenses		
Commissions & Finders Fees:	**0.00**	**$ 499,999.50** 10%
Legal & Accounting:	**0.00**	**$ 40,000**
Copying & Advertising:	**0.00**	**$ 9,998.50**
Total Offering Expenses:	**0.00**	**$ 549,998.00**
Net Proceeds from Offering:	**0.00**	**$ 4,449,997.00**
Use of Proceeds:		
Acquisition Capital	**0.00**	**$ 3,460,000**
Consulting:	**0.00**	**$ 125,000**
Management:	**0.00**	**$ 125,000**
Facility Licenses:	**0.00**	**$ 100,000**
Business Licenses:	**0.00**	**$ 100,000**
Travel:	**0.00**	**$ 100,000**
Accounting & Legal:	**0.00**	**$ 400,000**
Office Expenses:	**0.00**	**$ 15,000**
Miscellaneous:	**0.00**	**$ 24,997**
Total Use of Net Proceeds:	**0.00**	**$ 4,999,995.00** 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above "If Maximum Sold" will be used.

N/A

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

There are no other material funds that are being used in conjunction with the proceeds from this offering.

(b) If any material part of the proceeds is to be used to discharge inbedtedness, describe the terms of such indebtednedd, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

None of the proceeds from this offering will be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If such assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds will be used to acquire non-ordinary business assets. The only assets that will be acquired using the proceeds from this offering are that of healthcare practitioner facilities, which are included in the ordinary course of business. None of the healthcare practitioner facilities will be purchased from any officers, directors, employees or principal stockholders of the Company.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Upon maximum raised, President & CEO of the Company, Matthew D. McKernan will be paid a cash fee of $125,000.00 for services rendered in the preparation of this offering. Upon maximum raised, a consulting payment will be paid to LA FETE INC. in the sum of $125,000.00 cash for its consulting services rendered in preparation of this offering as well as $3905

which will be paid in stock at a par value of $0.001 which is equal to 3,905,000 shares.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease, or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is not currently having and does not anticipate on having any cash flow or liquidity problems. The Company is not currently in default on any note, loan, lease, or other indebtedness or financing arrangement. The Company does not have any trade payables. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds.

The Company anticipates that the proceeds from this offering will satisfy the Company's initial cash requirements for opening and acquiring healthcare practitioner facilities. However, the Company anticipates that additional capital will be needed for further operations and acquisitions of healthcare practitioner facilities in the next 12 -36 months. Additional capital that will be needed may range from $100,000 to $20,000,000 depending on the amount of healthcare facilities opened and acquired as well as market acceptance in the healthcare practitioner field.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalization or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

The Capitalization of the Company as of the most recent balance sheet date is: $16,605. The Capitalization of the Company adjusted to reflect the sale of the minimum amount of securities in this offering sold, is $16,605. The Capitalization of the Company adjusted to reflect the sale of the maximum about of securities in this offering sold, would be $5,016,600.

DESCRIPTION OF SECURTIES

14. The securities being offered hereby are:

Common Stock

15. These securities have:

Yes. Cumulative voting rights
No. Other special voting rights
No. Preemptive rights to purchase in new issues of shares
No. Preference as to dividends or interest
No. Preference upon liquidation
No. Other special rights or preferences (specify)

16. Are the securities convertible?

No.

17. If securities are notes or other types of debt securities:

Securities are Common Stock, not debt

18. If securities are Preference or Preferred stock:

Securities are Common Stock, not Preference or Preferred Stock

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There are no restrictions on dividends under loan and other financing.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ **NIL**

PLAN OF DISRTIBUTION

21. Selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Currently, there is no selling agent for this offering. The Company is in the process of seeking a selling agent for this offering. Upon agreement with selling agent, the Company will pay 10% cash commission on all capital raised by selling agent.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws.

10% cash compensation will be paid to selling agents. The Company will not indemnify any selling agents or finders against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: **Matthew D. McKernan**
Address: **5348 Vegas Drive, Las Vegas, NV 89108**
Telephone No.: **702-448-1519**

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? Y or N

This offering is not limited to a special group.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if minimum proceeds are not raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors: Y or N

N/A

27. Explain the nature of any restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are no restrictions on any presently outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not paid any dividends in the last 5 years.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chief Executive Officer
Matthew D. McKernan
Age: 18
Office: 5348 Vegas Dr., Las Vegas, NV 89108

Employment in past five years:

Within the past five years, Mr. McKernan has been employed several times and enjoyed working for great companies. In 2002, Mr. McKernan worked in the telecommunications division at Welda Industries Inc. in Toronto, Ontario. As a favored employee of the company, Mr. McKernan obtained top leads and sales in telemarketing. Following his work at Welda, Mr. McKernan worked as a Sales Associate for Kitchen Stuff Plus located in Richmond Hill, Ontario in 2004. It was not long before. Mr. McKernan was promoted to the head of all cash transactions as Head Cash Administrator. In the day-to-day operations at Kitchen Stuff Plus, Mr. McKernan dealt with tens of thousands of dollars. In 2006, Mr. McKernan was employed as an Executive Assistant to the President of Mellott Productions Inc. based in Toronto, Ontario. In assisting the President of this production company, Mr. McKernan was faced with the challenges of Office Administration. Mr. McKernan remains a friend of all his previous employers.

Education:

In 2006, Matthew D. McKernan graduated from Cardinal Carter Academy in Toronto, Ontario where he received High honors as well as Ontario Scholar recognition for his academic achievements. In 2007, Mr. McKernan perused studies at the prestigious world-recognized Queen's University in Kingston, Ontario where he is currently studying Political Studies.

Also a Director of the Company: Yes
Amount of Time Spent on Company Matters: Full Time

Chief Financial Officer
Bernard Faibish, CMA
Age:
Office Address: 5 Robingrove Road, North York, Ontario Canada, M2R 2Z6

Mr. Faibish is a Certified Management Accountant having obtained his degree from The Society of Management Accountants of Ontario in 1976. He has been in private practice for over 30 years with his breadth of business disciplines in Management Accounting, Corporate Finance, Strategic Management, Corporate and Individual Taxation, Management Consulting, and Mergers and Acquisitions.

His clients consist of private small and medium businesses, high net worth individuals, partnerships both limited and general, sole proprietorship and entrepreneurs. His practice has a high degree of taxation work both Federal and Provincial. He represents clients both personal and corporate before the Tax Court of Canada and has appeared before the CCRA (Canada Customs and Revenue Agency) on many occasions appealing various rulings set out by CCRA.

Other duties Mr. Faibish has performed over the last five years for his clients include, company purchases and sales, corporate reorganizations and restructuring strategies, management strategy, consulting on capital raising of both debt and equity, management buy-outs and buy-ins, and overall effective corporate and individual financial decision making.

Also a Director of the Company? Yes

Amount of time spent on Company matters: 20 hours in preparation of this Offering Circular.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually.

34. Information concerning outside or other Directors (i.e. those not described above)

N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Yes.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

In the past, Dr. Tassi has been employed as a chiropractor. He has not provided the Company with any releases or consents from his prior or current employer. Dr. Tassi has been asked by the Company to not provide any information to the Company that may affect his past and current employers business.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

None of the Officers or Directors of the Company have ever operated a company in the start-up or development stage.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

LA FETE INC. remains a consultant to the Company. Their services have been instrumental in the structure of finances, business plans and acquisition approaches.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have any life insurance policies for any of its Officers, Directors or key personal to the Company.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth the name of such persons, and the nature and date of such actions.

None of the Company's Officers, Directors or other key personnel, receivers, fiscal agent or other similar officers have ever filed a petition under the Bankruptcy Act or any state insolvency.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identify them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares: **Common**
Name: **Matthew D. McKernan**
Average Price Per Share: **0.001**
No. of Shares Now Held: **12,000,000**
% of Total: **72.27%**
No. of Shares After Offering if All Securities Sold: **12,000,000**
% of Total: **72.27%**
Office Street Address: **5348 Vegas Dr., Las Vegas, NV 89108**
Telephone No.: **702-448-1519**

Principal Occupation: **President & CEO of the Company**

Class of Shares: **Preferred**
Name: **Matthew D. McKernan**
Average Price Per Share: **0.001**
No. of Shares Now Held: **500,000**
% of Total: **3.01%**
No. of Shares After Offering if All Securities Sold:
% of Total: **3.01%**
Office Street Address: **5348 Vegas Dr., Las Vegas, NV 89108**
Telephone No.: **702-448-1519**
Principal Occupation: **President & CEO of the Company**

Class of Shares: **Common**
Name: **LA FETE INC.**
Average Price Per Share: **0.001**
No. of Shares Now Held: **3,905,000**
% of Total: **23.52%**
No. of Shares After Offering if All Securities Sold: **3,905,000**
% of Total: **23.52%**
Office Street Address:
Telephone No.:
Principal Occupation: **President and CEO of Entertainment Royalty Corporation Inc.**

38. Number of shares beneficially owned by Officers and Directors as a group:

Before Offering: **12,700,000** shares (**76.48%** of total outstanding)
After Offering:
a) Assuming minimum securities sold: **12,700,000** shares (**76.48%** of total outstanding)
b) Assuming maximum securities sold: **12,700,000** shares (**76.48%** of total outstanding)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

A principal stockholder of the Company is Le Fete Inc. The beneficiary owner of La Fete Inc. is Stephen F. McKernan. Stephen F. McKernan is related by blood as the father to the President and CEO of the Company, Matthew D. McKernan.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made loans to any of its Officers, Directors, key personnel or 10% stockholders or any of their relatives within the last two years. The Company has engaged in a consulting agreement with Le Fete Inc. The beneficiary owner of La Fete Inc. is Stephen F. McKernan who is related by blood to the President and CEO of the Company, Matthew D. McKernan. Under the terms of the agreement, La FETE INC. has been paid a $3,905 fee payable in stock at a par value of $0.001 which totals 3,905,000 shares of Common Stock in the Company and is being paid a one-time consulting fee of $125,000.00 cash for its services rendered, if maximum raised. The company anticipates a continued relationship with La FETE INC. The Company has is also engaged in business with the Chief Financial Officer of the Company, Bernard Faibish. Under the terms of the agreement, the Company has paid $200 payable in stock at a par value of $0.001 which totals 200,000 common shares to Mr. Faibish for his services rendered in preparation of this Offering as well as his continued services as Chief Financial Officer to the Company. Although it is largely unknown at this time, The Company may not do any other business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives in the future besides LA FETE INC. of whom, Stephen F. McKernan is the beneficiary owner and Bernard Faibish, Chief Financial Officer of the Company. There are no other outstanding loans, agreements, lease, financing or other arrangements other than that stated above.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's Officers, Directors, key personnel or 10% stockholders, has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	**$ 125,000.00**	**$ 0.00**
Chief Operating Officer	**N/A**	**N/A**
Chief Accounting Officer	**N/A**	**N/A**
Key Personnel:		
Le Fete Inc. Consulting Fee	**$ 125,000.00**	**$ 0.00**
Total:	**$ 300,000.00**	**$ 0.00**
Directors as a group (number of persons: **1**)	**$ 0.00**	**$ 0.00**

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Remuneration is not expected to change. There has never been remuneration costs in the past.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **NIL** shares (**NIL %** of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Their are no outstanding stock purchase agreements, stock options, warrants or rights.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **NIL** shares.

Their are no common shares that are subject to issuance under existing stock purchase or option plans.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Any future stock purchase agreements, stock options, warrants or rights must be majority approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The company is not highly dependent on the services of any certain key personnel.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations

There has never been any threatened litigation or administrative action towards the Company. Furthermore, there has never been any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S Corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S Corporation and it does not anticipate that any significant tax benefits will be available.

Name of Tax Advisor: **Bernard Faibish**
Address: **5 Robingrove Road, North York, Ontario Canada, M2R 2Z6**
Telephone No. **416-751-6134**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company is in the development stage and is inexperienced in opening and acquiring healthcare practitioner facilities. However, we believe that we have a strong business plan, which anticipates positive results over the next 12 - 36 months. The healthcare practitioner facilities that the Company will be acquiring must fit a solid criterion that includes a history of profits and solid profit growth. To substantiate our positive results, we intend to not only open and acquire healthcare practitioner facilities, but expand them as well. In doing so, the Company anticipates a positive outcome.

A material factor that has been noted several times in this offering is the age of a key Officer of the Company. President and Chief Executive Officer, Matthew D. McKernan is 18 years old and inexperienced in operating a company. However, Mr. McKernan is confident he can successfully operate the Company and produce significant positive results. His time and effort in this Company is important to him and as a result, Mr. McKernan is dedicated to producing positive results for all investors.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of form 1-A

ALL – THE – CARE INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

From Commencement (September 19, 2007) to September 30, 2007

REPORT OF BERNARD FAIBISH & ASSOCIATES

The Board of Directors and Shareholders
All – The – Care Inc.

I have prepared the accompanying balance sheet of All – The – Care Inc. (a development stage Company) as of September 30, 2007 and the related statement of operations, changes in stockholders' equity and cash flows for the period ended September 30, 2007, and the cumulative period of development stage activity (September 19, 2007 through September 30, 2007). These financial statements are the responsibility of the Company's management.

The preparation of the financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit prepared in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

Accordingly, I do no express such an opinion.

Based on my preparation of the financial statements, I am not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.



Bernard Faibish & Associates
North York, Ontario, Canada

September 30, 2007

ALL – THE – CARE INC.
(A Development Stage Company)
Balance Sheet
As at September 30, 2007

ASSETS

	2007
Current assets	
Cash	$ 11,822
Other assets	
Incorporation costs	678
	$ 12,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	nil
Stockholders' equity	
Common stock (Note 4)	$ 16,105
Preferred stock (Note 5)	500
Accumulated deficit	(4,105)
	12,500
	$ 12,500

See accompanying notes and accountants' report

ALL – THE – CARE INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the cumulative period of Development Stage Activity
September 19, 2007 through September 30, 2007

	Common Stock	Preferred Stock	Accumulated Deficit	Total
Balance at September 19, 2007	nil	nil	nil	nil
Net Loss			$(4,105)	(4,105)
Issuance Of Preferred Stock	$	500		500
Issuance of Common Stock	16,105			16,105
Balance at September 30, 2007	***$16,105***	***500***	***(4,105)***	***12,500***

See accompanying notes and accountants' report

ALL – THE – CARE INC.
(A Development Stage Company)

Statement of Cash Flow
For the period ended September 30, 2007

Cash flows from operating activities	
Net Loss	$ (4,105)
Adjustments to reconcile net loss To net cash flows from operating activities	
Incorporation costs	(678)
Net cash flows from operating activities	(4,783)
Cash flows from financing activities	
Proceeds from issuance of common stock	16,105
Proceeds from issuance of preferred stock	500
Net increase (decrease) in cash	11,822
Cash – beginning	nil
Cash – ending	$11,822

See accompanying notes and accountants' report

ALL – THE – CARE INC.
(A Development Stage Company)
Notes to the Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business and Organization:

All – The – Care Inc. (the Company) was incorporated on September 19, 2007 in the State of Nevada.

Income Taxes

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the financial statements, the Company incurred losses of $4,105 during the period ended September 30, 2007. At September 30, 2007, current assets exceeded current liabilities by $11,822, however, the Company had no additional proceeds of funds from any other source during the period ended September 30, 2007. These factors raise substantial doubt about the Company's ability to continue as a going concern if no further funds are forthcoming subsequent to September 30, 2007. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue in existence.

Management plans to obtain further funds by issuing an additional 714,285 Common shares of the Company that will result in an amount of $4,999,995 being available to pursue a planned investment strategy within the next twelve months.

2. Income Taxes:

	September 30, 2007
Current provision (benefit)	
Federal	nil
State	nil
Deferred provision (benefit)	
Federal	$ (4,105)
State	nil
	$ (4,105)

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of unrecognized net operating loss carry forward benefits.

The Company has not attempted to calculate the realization of the deferred tax asset because the amount of the deferred tax asset as at September 30, 2007 is nominal.

At September 30, 2007, the Company has net operating loss carry forwards for income tax reporting purposes of approximately $4,105. These carry forwards may be used to offset future taxable income, however, no attempt has been made to calculate the expiry of such loss carry forwards because of the nominal amounts of loss carry forwards as at September 30, 2007.

3. Related Party Transactions:

All – The – Care Inc. contracted with a Company in a non arms length transaction for consulting services. That company (La Fete Inc.) provided consulting services and is owned by an individual that is a relative of the majority shareholder, Matthew D. McKernan, of All – The – Care Inc.

4. Common Stock:

At incorporation, the Company was authorized to issue 50,000,000 shares of common stock with a par value of $0.001 per common stock. At September 30, 2007, the total common shares issued and outstanding were 16,105,000 shares.

Of the common shares issued and outstanding at September 30, 2007, 4,105,000 common shares were exchanged for services. The majority shareholder of the Company, Matthew D. McKernan, owns 12,000,000 of the issued and outstanding commons shares of the Company as at September 30, 2007.

5. Preferred Stock:

At incorporation, the Company was authorized to issue 25,000,000 shares of Preferred Stock with a par value of $0.001 per Preferred stock. The Preferred Stock is multiple voting at the rate of 10:1 votes per share; convertible to Common Stock of the Company at the rate of 1:1, non participating as to dividends paid by the Company and is non interest bearing. At September 30, 2007, the total preferred shares issued and outstanding were 500,000 shares.

Of the preferred shares issued and outstanding at September 30, 2007, the major shareholder of the Company, Matthew D. McKernan, owns 500,000 of the issued and outstanding Preferred shares of the Company

6. Earnings Per Common Share:

Basic net income (loss) per common share is computed on the basis of the weighted-average number of common shares issued and outstanding as at the period ended September 30, 2007.

Basic and diluted earnings per common share were determined as follows:

Net income (loss) – September 30, 2007	$ (4,105)
Weighted-average common shares issued and outstanding - September 30, 2007	16,105,000
Basic and diluted earnings per common share issued and Outstanding – September 30, 2007	0.000255

MANAGEMENT"S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Due to the incorporation date of the Company, the losses that are shown on the balance sheet are that of initial costs associated with incorporation. As stated in the Business and Properties Section of this Offering Circular, the company anticipates the opening and acquisition of several healthcare practitioner facilities and as a result, management believes that the Company may become profitable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry of the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company does not have historical operating results. Due to the retirement of the baby-boom demographic, the healthcare practitioner's demand is increasing and profits are increasing as well. Management believes that this element will play a key factor in achieving positive results for healthcare facilities in which the Company may open and acquire

48. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principals) as a percentage of sales for the last fiscal year: **N/A%**. What is the anticipated gross margin for next year of operations? Approximately **N/A%**. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company does not sell any products.

50. Foreign sales as a percent of total sales for last fiscal year: **N/A %**. Domestic government sales as a percent of total domestic sales for last fiscal year: **N/A%**. Explain the nature of these sales, including any anticipated changes:

The Company does not have any sales and does sell any products.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Province of Ontario, on October 12, 2007.

(Issuer) ALL – THE – CARE INC.

By (Signature and Title)



Matthew D. McKernan
President & CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



(Signature) ______________

(Title) President + CEO

(Selling security holder) N/A

(Date) October 12/2007

PART III – EXHIBITS

SECRETARY OF STATE


STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ALL-THE-CARE**, did on September 18, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 19, 2007.

ROSS MILLER
Secretary of State

By

Certification Clerk



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070636548-41
Ross Miller	Filing Date and Time 09/18/2007 11:41 AM
Secretary of State State of Nevada	Entity Number E0652742007-7

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. ***Name of Corporation:***	ALL-THE-CARE
2. ***Resident Agent Name and Street Address:*** *(must be a Nevada address where process may be served)*	Eastbiz.com, Inc. Name 5348 Vegas Drive — Las Vegas — Nevada 89108 (MANDATORY) Physical Street Address — City — Zip Code (OPTIONAL) Mailing Address — City — State — Zip Code
3. ***Shares:*** *(number of shares corporation is authorized to issue)*	Number of shares with par value: 50,000,000 Common 25,000,000 Preferred — Par value per share: $ .001 — Number of shares without par value:
4. ***Names & Addresses of the Board of Directors/Trustees:*** *(each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)*	1. MATTHEW D. MCKERNAN Name 251 UNIVERSITY AVENUE, ONTARIO, CANADA — KINGSTON — K7L 1M1 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. ***Purpose:*** *(optional - see instructions)*	The purpose of this Corporation shall be:
6. ***Name, Address and Signature of Incorporator:*** *(attach additional page if more than 1 incorporator)*	Sherry Williams-Lamb — X [signature] Name — Signature 5348 Vegas Drive — Las Vegas — NV — 89108 Address — City — State — Zip Code
7. ***Certificate of Acceptance of Appointment of Resident Agent:***	I hereby accept appointment as Resident Agent for the above named corporation. X [signature] — 09/18/07 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees.

EXHIBIT II - *Corporate By-laws*

BY-LAWS

OF

ALL – THE – CARE INC.

ARTICLE I – OFFICES

The principal offices of the corporation in the State of Nevada shall be located in the city of Las Vegas. The corporation may, as the Board of Directors may designate or as the business of the corporation may from time to time require, have such other offices within or without of the state of incorporation.

ARTICLE II – BOARD OF DIRECTORS

1. GENERAL POWERS

The directors shall in all cases act as a board. The board shall have the responsibility of managing and controlling the affairs, property and business of the corporation. The duties include the power to (a) appoint any person or persons to be agents of the corporation, with the power to sub-delegate, with such terms as it sees fit; (b) appoint any person or persons to accept and hold in trust for the corporation any property belonging to the corporation or in which it has an interest and cause such instruments to be executed, and do and cause such things to be done as it may deem requisite, in relation to any such trust; (c) appoint any officer; (d) appoint, remove or suspend to determine their duties, fix and, as it sees fit, change their salaries and compensation; (e) authorize shares of the corporation to be issued at its discretion and for such considerations as the board may determine, and as may be permitted by law; and (f) determine the amounts to be distributed as dividends.

2. NUMBER OF DIRECTORS

The number of directors of the corporation shall be not less than one, but may be more as may be determined and elected by the voting shareholders of the corporation at the annual meeting of the stockholders.

3. TERM OF OFFICE

Each director shall hold office until the next annual meeting of stockholders and until his/her successor shall have been elected and qualified.

4. INCREASE OR DECREASE

The stockholders of the corporation may at any meeting increase or decrease the number of directors within the provisions set up in Section 2. If the number of directors is to be increased, the additional directors shall be elected by the shareholders and take office at the meeting authorizing the increase. If the number of directors is to be decreased, the decrease shall become effective to the extent made possible by vacancies in the Board of Directors or by resignations and no director may be removed solely for the purpose of effecting such decrease.

5. VACANCIES

If a vacancy or vacancies occur in the membership of the board, for any reason, other than through removal by stockholder action, at any time when a stockholders meeting is not in session, the remaining directors or director may, quorum requirements not withstanding, elect by majority vote, a successor or successors, to hold office until the next annual stockholders meeting and until their successors are elected.

6. REMOVAL OF DIRECTORS

At a stockholders meeting called at least in part for the purpose of removing a director or directors, a director or directors may be removed with cause by the board or with or without cause by a majority vote by shareholders holding voting class stock. Removal may be effected with cause only after reasonable notice to each director proposed to be removed and the opportunity to be heard by the body proposing the removal.

7. MEETING OF THE BOARD

A regular meeting of the directors shall be held at the principal offices of the corporation or at such other place as may be fixed by resolution of the board and at such date and time as may be fixed by resolution of the board. No notice need be given for regularly scheduled meetings of the board as set up in the resolutions called for above. An annual meeting of the board may be called without notice immediately after the annual meeting of the stockholders. Special meetings may be held at the request of the President, Vice President, Clerk or any two Directors by giving written notice not less than two days before the meeting. Notice must include the date, time and place of any such meeting and be served to each director via personal delivery, telegraph, U.S. Mail or email. The attendance of a director at a meeting constitutes a waiver of notice of such meeting, unless the express purpose of a director's attendance is to protest, before or at the commencement of said meeting, the transaction of any business because the meeting is not lawfully called or convened.

8. COMMITTEES

The Board of Directors, by resolution, elect from among its members a committee, executive or other, which will have such powers as the board sees fit or as permitted by law. A majority of any such committee may fix at time and date of any of its meetings. Each such committee shall serve at the pleasure of the Board of Directors.

9. QUORUM

Unless otherwise provided by resolution of the Board of Directors, a majority of the board acting at a meeting duly assembled, shall constitute a quorum for the transaction of business, but if less than a majority of the board is present at a meeting, a majority of the directors present may adjourn the meeting, without further notice, from time to time, when a quorum is not present at any such meeting.

10. ACTING MANNER OF THE BOARD

The members of the Board of Directors or of any committee commissioned by the board may participate in and be counted present at any such meeting at which contact is made via video conference system, a conference telephone or similar communications equipment where, by the use of such equipment, all persons participating in any such meeting can hear each other at the same time. The act of the majority of the members of the board present at a meeting at which a quorum exists shall be the act of the board.

11. CHAIRMAN

The Board of Directors may, from their number, elect a chairman of the board who shall preside at all meetings of the board and may have such additional responsibilities and powers as may from time to time be vested in him by resolution of the board.

ARTICLE III – OFFICERS

1. NUMBER

The officers of the corporation shall each be elected by the Board of Directors and shall be a President. The board, as it deems necessary, may from time to time elect one or more Vice-Presidents, Assistant Treasurers, Assistant Clerks, agents, employees and a Secretary.

2. TERM OF OFFICE

The officers of the corporation shall be elected annually by the Board of Directors. Each of the above named officers shall serve until his/her successor shall have been duly elected and qualified.

3. RESIGNATION

Any officer or director may resign at any time he sees fit to do so by giving notice in writing to the president, secretary or clerk, or by delivering such notice the principal officer of the corporation.

4. REMOVAL

Any officer may be removed, with or without cause, as provided by law, by the Board of Directors if it is, in the judgment of the board, that the removal of such officer is in the best interest of the corporation.

5. NOTICE

If the removal of any officer be proposed for cause, reasonable notice shall be provided to such officer and he shall be given an opportunity to be heard by the Board of Directors.

6. VACANCIES

A vacancy in any office, for any reason, may be filled by the Board of Directors for the un-expired portion of the term.

7. PRESIDENT

The president shall be the chief executive officer of the corporation and, unless otherwise determined by resolution of the Board of Directors, have charge and control of the business and affairs of the corporation. The president shall, when present, preside over all stockholders meetings and, unless a chairman has been elected by the Board of Directors, preside over all meetings of the Board of Directors. It shall be the responsibility of the president to, as soon as possible after the end of each fiscal year, to submit a report the directors of the operations of the corporation and its affairs. The president shall perform all duties incident to the office of president and such other duties as may from time to time be designated by the board.

8. VICE-PRESIDENT

Each vice-president shall perform the duties and have the powers as the Board of Directors may from time to time designate. In the absence of the president or if he/ she is unwilling to perform his/her duties the vice-president, if only one, or such vice-president, if more than one, who is so designated by the board will assume the duties and responsibilities of the president.

9. TREASURER

The treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation; keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; receive and give receipts for monies due and payable to the corporation from any source whatsoever, and shall deposit all monies and valuable effects in the name and to the credit of the corporation in such banks and other depositories as shall be authorized by the Board of Directors.

If required by the board the treasurer shall give a bond for the faithful discharge of his duties in such amounts and with such surety as the board shall determine. The treasurer shall perform all duties as stated above in addition to any additional duties or powers as the board may from time to time so designate to him.

10. ASSISTANT TREASURER

Each assistant treasurer shall perform the duties and have the powers as the Board of Directors may from time to time designate. In the absence of the treasurer or if he is unable or unwilling to perform his duties the assistant treasurer, if only one, or such assistant treasurer, if more than one, who is so designated by the board will assume the duties and responsibilities of the treasurer.

11. CLERK

The clerk shall, unless the corporation has designated a resident agent in the manner provided by law, be a resident of the State of Incorporation. It shall be his duty, if there be no secretary, of the board, to record in books kept for the purpose all votes and proceedings of the stockholders. Unless the Board of Directors shall appoint a transfer agent and/or registrar or other officer or officers for the purpose, subject to such other and different rules and guidelines as may be adopted from time to time by the Board of Directors, the clerk shall be charged with the duty of keeping, or causing to be kept, accurate records of all stock outstanding, stock certificates issued, and stock transfers. All such records may be kept solely in the stock certificate books. The clerk shall also perform other duties and have other powers as the board of Directors may from time to time designate.

12. ASSISTANT CLERK

Each assistant clerk shall perform the duties and have the powers as the Board of Directors may from time to time designate. In the absence of the clerk or if he/she is unable or unwilling to perform his/her duties the assistant clerk, if only one, or such assistant clerk, if more than one, who is so designated by the board will assume the duties and responsibilities of the clerk.

13. ABSENCE

In the absence of the clerk or assistant clerk at any meeting of the stock holders, or if there be no secretary, a clerk shall be chosen by the meeting to perform the duties of the clerk thereat.

14. SECRETARY

The secretary if there be one, shall attend all meetings of the Board of Directors and shall record the proceedings thereat in books provided for the purpose.

15. VOTING OF CORPORATE SECURITIES

The president or the treasurer shall have full power and authority in the name of and on behalf of the corporation to waive notice of, to attend, to act and to vote at, and to appoint any person or persons to act as proxy or attorney-in-fact for this corporation at, any meeting of stockholders or security holders of any other corporations or organizations in which securities are held by the corporation, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities, which, as the owner thereof the corporation may possess and exercise, unless otherwise ordered by the Board of Directors. The board may from time to time by resolution confer like powers upon other person or persons

ARTICLE IV – STOCKHOLDERS

1. ANNUAL MEETING

The annual meeting of the stockholders shall be held in the City of Las Vegas, in the State of Nevada, or at such other place in the State or in the United States or Canada as may be fixed by the Board of Directors, or in the absence of any such designation, such place as may be designated by the clerk of the corporation in the notice of the meeting. The meeting shall be held on the 15th day of August at 9:00 o'clock in the A.M. each year for the purpose of electing a Board of directors and for the transaction of any other such business as may be presented before the meeting. If the day fixed for the annual meeting should fall on a legal holiday, such meeting shall be held on the next succeeding business day.

2. OTHER MEETINGS

Special meetings of the stockholders, for any purpose, may be called by the Board of Directors or by the president and shall be called by the clerk, or in the event of his absence, incapacity, refusal or death, any other officer of the corporation, upon written request by one or more stockholders who hold at least one tenth in interest of the stock entitled to vote at the meeting. The special meeting of stockholders shall be held in the city of Las Vegas, or at such other place in the State or in the United States or Canada as may be fixed by the Board of Directors, or in the absence of any such designation, such place as may be designated by the written request of the stockholders requesting the meeting.

3. NOTICE OF MEETING

Written notice of the time, date, place and purpose of every meeting of stockholders shall be given by the clerk or by any other officer of the corporation designated by the directors or by these by-laws, not less than seven days prior to the meeting, to each stockholder entitled to vote at such meeting. Notice must be served to each stockholder entitled to vote via personal delivery, telegraph or U.S. Mail or email addressed to that stockholder at his/her address as it appears in the records of the corporation.

4. CLOSING OF THE TRANSFER BOOKS

The directors of the corporation may in their discretion fix a date not less than ten days nor more than sixty days prior to the date of any annual meeting or special meeting of the stockholders or prior to the payment of any dividend or the making of any other distribution as the record date for determining the shareholders having the right to notice of, and to vote at such meeting or any adjournment thereof, or the right to receive such distribution or dividend. In lieu of fixing such closing date the directors may order the closing of the stock transfer books for a stated period not to exceed, in any case, 30 days for the expressed purposes stated above. If no record date is fixed and the transfer records are not closed, the record date for determining shareholders entitled to vote at any meeting to elect directors shall be determined as the close of business on the day next preceding the date of notice of the meeting and, for a meeting for any other purpose, shall be determined as the close of business on the day on which the board acts with respect thereto.

The holders of record of shares of the corporation on such record date or on the date of closing of the stock transfer books shall, If a dividend or distribution be declared, have the sole right to receive such distribution or dividend, or, if such shares have a voting right, the sole right to receive notice of, to vote at, and to attend such meeting.

1. VOTING

Every stockholder entitled to vote in accordance with the provisions of the articles of organization, these by-laws and applicable law, shall have one vote, in person or by proxy, for each share of voting class stock held by that him/her and registered in his/her name on the books of the corporation at the record date fixed by the directors or at the time of the meeting as the case may be. No ballot shall be required for election of officers or directors unless so requested by one or more holders of voting classes of stock. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the articles of organization or the laws of the State of Incorporation.

2. PROXY VOTING

At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy must be filed with the clerk of the corporation before or at the time of the meeting. No proxy dated more than six months before the meeting named therein shall be accepted, and no such proxy shall be valid after the adjournment of such meeting except if such proxy is coupled with an interest as determined by applicable law. A proxy coupled with an interest may be irrevocable if it so provides and shall be valid and enforceable until the interest terminates or for such shorter period of time as the proxy provides.

3. VOTING CLASS

Whenever the issued and outstanding shares of the corporation shall consist of shares of two or more classes having a voting right, a quorum at all stockholders meetings shall, section 9 below notwithstanding, with respect to any matter, including the election of directors, on which such two or more classes shall be entitled to vote as a separate class, consist of a majority in interest of the issued and outstanding stock of each such class; voting on such matter shall be had by class, and approval of action thereon as the act of the stockholders, shall require the vote of a majority in interest of the issued and outstanding stock of each class present or represented at the meeting and entitled to vote threat: provided, however, that in the matter of election of directors elected by a particular class of shares a quorum shall consist of a majority in interest of the issued and outstanding stock of that class and a plurality of the votes cast by the shareholders of such stock at a meeting at which such quorum is present shall elect, unless the articles of organization or the provisions of these by-laws as amended shall otherwise provide.

4. INFORMAL ACTION

Any person permitted or required at any stock holders meeting, including the election of officers or directors, maybe taken without a meeting, unless otherwise provided by law, if a consent in writing is signed by all of the issued and outstanding capital stock entitled to vote at such meeting and such written consent is filed with the records of the meetings of stockholders.

5. QUORUM

At any meeting of the stockholders a quorum for the transaction of any business shall consist of a majority in interest of the issued and outstanding shares of the stock of the corporation entitled to vote being represented by the holders of record thereof.

ARTICLE V – STOCK CERTIFICATES

1. SHARE CERTIFICATES

Certificates shall be issued to each shareholder in such form as the Board of Directors shall designate. Such certificate shall be signed by the President or Vice President and by the Treasurer or Assistant Treasurer. Each certificate shall state the number of shares and class thereof as well as the designation of the series thereof, if any, represented by the certificate. Each certificate issued for shares of stock subject to transfer pursuant to the articles of organization or to a restriction, any agreement to which the corporation is a party, or issued while the corporation is authorized to issue more than one class of stock, or these by-laws shall have the full text of any such restriction or the full text of the preferences, voting powers, special and relative rights of the stock of each class and series authorized to be issued and qualifications, as the case may be, set forth on the back of or on the face of the share certificate or alternatively, shall contain the legend: *"The shares represented by this certificate are subject to restrictions on transfer, a copy of which will be furnished by the company to the holder of this certificate upon written request and without charge."*

2. FRACTIONAL SHARES

Fractional shares of any class may be issued and shall entitle the holder thereof to dividend and voting rights and all other rights and responsibilities of the class of stock or series of which the fractional shares are held. The Board of Directors may as it sees fit cause the corporation to issue script in lieu fractional shares which may be in bearer or registered from entitling the holder thereof to receive a full share certificate upon the surrender of script aggregating a full share.

3. LOST OR DESTROYED CERTIFICATES

Lost, mutilated, or destroyed certificates may be replaced by the issue of a new certificate upon such terms and indemnity to the corporation as the board may determine. The board may as it sees fit require the owner or owner's representative to give a bond to the corporation with or without surety against any loss or claim which may arise from the issue of replacement certificate or certificates.

4. SHARE TRANSFERS

(a) Upon the surrender of the certificate or certificates, properly endorsed or assigned, to the corporation or the corporation's transfer agent, the shares represented by the certificate or certificates shall be transferable, when the old certificate is cancelled and new certificate or certificates for said shares are issued. All such transactions must be entered in the transfer books of the corporation.
(b) The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to interest in such share or shares on the part of any other person except as may be otherwise provided by the laws of the State of Incorporation

ARTICLE VI – INSPECTION OF RECORDS

1. MAITENANCE AND INSPECTION

The corporation shall maintain in the State of Incorporation and make available to any stock holder for inspection the original or attested copies of its articles of organization, by-laws and records of all meetings of stockholders and incorporators, and all of its stock transfer records which shall contain the names of all stock holders, the amount of stock held by each, and their record address.

ARTICLE VII – CONTRACTS, NOTES, CHECKS and DRAFTS

Contracts, notes, checks, drafts, and other instruments for the payment of money drawn or endorsed in the name of or on behalf of the corporation may be signed or executed by any officer or officers or person or persons authorized by the directors to do so. No person or officer may enact or cause to be enacted any of the above without express authority of the board.

ARTICLE IX – SEAL

The seal of the corporation shall be circular in form and shall be inscribed with the name of the corporation as it appears on the articles of organization/ incorporation, the state of incorporation and the year of incorporation. The treasurer shall have custody of the seal and may affix it to any instrument requiring the corporate seal, as may any other officer of the corporation if so authorized by the Board of Directors.

ARTICLE X – AMENDMENTS

These by-laws may be altered, amended or repealed and new by-laws may be adopted at any annual or special meeting of the share holders by vote representing a majority of all the shares outstanding and issued when the proposed amendment, alteration, adoption or repeal has been included in the notice of any such meeting.

ATRICLE XI – PROVISIONS OF LAW

The provisions of these by-laws shall be controlled by and are subject to any specific provisions of the articles of organization or of law which relate to their specific subject matter, and shall also be subject to any more specific provisions, or exceptions dealing with the same subject matter appearing elsewhere in these by-laws as amended from time to time.

EXHIBIT III – *Stock Subscription Agreement*

STOCK SUBSCRIPTION AGREEMENT

The undersigned hereby offers to subscribe for the number of shares of Common Stock (the "Shares") of ALL – THE – CARE INC. (the "Company") set forth on the signature page of this Subscription Agreement at a price of **$7.00** per Share.

By execution of this Subscription Agreement, the undersigned hereby acknowledges that the undersigned understands that the Company is relying upon the accuracy and completeness hereof in complying with its obligations under applicable federal and state securities laws. The undersigned further acknowledges and certifies that the undersigned received and read the Offering Circular of the Company dated October 2007 and any supplements thereto (the "Offering Circular"), and the undersigned is familiar with the terms and provisions thereof.

The undersigned agrees and represents as follows:

1. Representations, Warranties and Agreements.

The undersigned hereby represents and warrants to, and agrees with, the Company, as follows:

(a) That the undersigned is aware of the following:

(1) The Shares are speculative investments which involve a substantial degree of risk of loss by the undersigned of the undersigned's entire investment in the Company and that the undersigned understands and takes full cognizance of the risk factors related to the purchase of the Shares, including, but not limited to those set forth in the Offering Circular;

(2) The Company is newly formed and has been operating at a loss and may do so for the foreseeable future.

(3) That at no time has it been explicitly or implicitly represented, guaranteed or warranted to the undersigned by the Company, the agents and employees of the Company, or any other person: (1) That the undersigned will or will not have to remain as owner of the Shares an exact or approximate length of time; (2) That a percentage of profit and/or amount or type of consideration will be realized as a result of this investment; (3) That any cash dividends from Company operations or otherwise will be made to shareholders by any specific date or will be made at all; or (4) That any specific tax benefits will accrue as a result of an investment in the Company;

(b) That the undersigned is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative;

(c) That the undersigned has received and carefully read and is familiar with the Offering Circular, this Subscription Agreement, and all other documents

2. Indemnification. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party.

3. Entity Investors. If the undersigned is an entity, trust, pension fund or IRA account (an "Entity"), the Entity and the person signing on its behalf represent and warrant that: (i) such Entity is an existing entity, (ii) the undersigned has the authority to execute this Subscription Agreement, and any other documents in connection with an investment in the Shares, on the Entity's behalf, (iii) the Entity has the power, right and authority to invest in the Shares and enter into the transactions contemplated thereby, and that the investment is suitable and appropriate for the Entity and its beneficiaries (given the risks and nature of the investment) and (iv) all documents executed by the entity in connection with the Company are valid and binding documents or agreements of the Entity enforceable in accordance with their terms.

4. Revocation. The undersigned agrees that the undersigned may not cancel, terminate or revoke the offer to subscribe for shares for a period of 120 days or any agreement hereunder at any time and that this Agreement shall survive the death or disability of the undersigned and shall be binding upon the undersigned's heirs, executors, administrators, beneficiaries, successors and assigns.

6. Investor Information

(a) Name:______________________________

Age:______________________________

Social Security Number ____________________ or

Tax Identification Number ____________________

(b) Home Address: ______________________________

____

Home Telephone Number: ____________________

Business Address: ______________________________

____

____

Business Telephone Number: ______________________

Send Correspondence to: Home ________ Business_________

7. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at the address set forth on the instructions page hereof and to the undersigned at the address set forth on the signature page hereof.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without reference to conflict of law principles.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous understandings, representations, warranties or agreements (whether oral or written) and may be amended only by a writing executed by all parties.

(d) The undersigned acknowledges that the Company may, in its sole and absolute discretion, accept or reject this subscription offer in whole or in part.

8. Certification.

The undersigned represents to you that (i) the information contained herein is complete and accurate on the date hereof and may be relied upon by you and (ii) the undersigned will notify you immediately of any change in any of such information occurring prior to the acceptance of the subscription and will promptly send you written confirmation of such change. The undersigned hereby certifies that he has read and understands the Offering Circular and this Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this __________ day of ____.

Number of Shares Subscribed for	NAME OF PURCHASER
at **$7.00** per share	
$______________________________ Total Purchase Price	Signature
	Title of Authorized Signatory if Purchaser Is a corporation, partnership or other entity

Accepted by Company,

ALL – THE – CARE INC.

By:____

Title: ____

Date: ____

Signature: ______________________________

EXHIBIT IV - *Consulting Agreement*

CONSULTING AGREEMENT

AGREEMENT made this 20th day of September, 2007, by and between LA FETE INC., whose address is Chancery Court P.O. Box 209 Providenciales, Turks & Caicos Islands, B.W.I., hereinafter referred to as the "Consultant", and ALL – THE – CARE INC. hereinafter referred to as the "Company", whose principal place of business is located at 5348 Vegas Dr., Las Vegas, Nevada, 89108.

WHEREAS, the Company desires to engage the services of the Consultant to perform for the Company consulting services as an independent contractor and not as an employee; and

WHEREAS, Consultant desires to consult with the Board of Directors, the officers of the Company, and the administrative staff, and to undertake for the Company, consultation as to the direction of certain functions in said management of;

NOW, THEREFORE, it is agreed as follows:

1. Term. The respective duties and obligations of the contracting parties shall be for a period commencing on September 20, 2007, and may be terminated by either party giving thirty (30) days' written notice to the other party at the addresses stated above or at an address chosen subsequent to the execution of this agreement and duly communicated to the party giving notice.
2. Consultations. Consultant shall be available to consult with the Board of Directors, the officers of the Company, and the heads of the administrative staff, at reasonable times, concerning matters pertaining to the organization of the administrative staff, the fiscal policies of the Company, the relationship of the Company with its employees or with any organization representing its employees, and, in general, the important items of concern in the business affairs of the Company. Consultant shall not represent the Company, its Board of Directors, its officers or any other members of the Company in any transactions or communications nor shall Consultant make claim to do so.
3. Liability. With regard to the services to be performed by the Consultant pursuant to the terms of this agreement, the Consultant shall not be liable to the Company, or to anyone who may claim any right due to any relationship with the Corporation, for any acts or omissions in the performance of services on the part of the Consultant or on the part of the agents or employees of the Consultant. The Company shall hold the Consultant free and harmless from any obligations, costs, claims, judgments, attorneys' fees, and attachments arising from or growing out of the services rendered to the Company pursuant to the terms of this agreement or in any way connected with the rendering of services.
4. As compensation for services rendered, the consultant shall be paid a initial fee of $3905.00. This said amount shall be paid by way of common shares of the Company. The total common shares issued for this initial fee of $3905.00 shall be 3,905,000 common shares. These common shares have been issued to the consultant at a price of $0.001 per common share.

In addition to the initial fee, the consultant shall receive a cash payment equal to $125,000.00 USD for work performed by the consultant. Said amount of $125,000.00 shall not be due nor payable until such time as the Company shall have raised capital by way of an equity or debt financing. If the Company is unable to raise any equity or debt financing, the additional fee of $125,000.00 shall be waived by the consultant.

5. Arbitration. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be settled by arbitration in accordance of the rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) shall be entered in any court having jurisdiction thereof. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. In such event, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement on this the 20th day of September, 2007.

"Company"

ALL – THE – CARE INC.



President & Chief Executive Officer
Matthew D. McKernan

"Consultant"

LA FETE INC.



Stephen F. McKernan
President

EXHIBIT V - *Appointment of Agent for Service of Process – Resident Agent*

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

FILE NUMBER



E0652742007-7

ALL-THE-CARE

(Name of Corporation)

FOR THE FILING PERIOD OF SEP, 2007 TO SEP, 2008. Due by Oct 31, 2007

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

EASTBIZ.COM, INC.
5348 VEGAS DRIVE
LAS VEGAS NV 89108

Agent for Service of Process ←

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

Important: Read instructions before completing and returning this form.

THE ABOVE SPACE IS FOR OFFICE USE ONLY

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. Have an officer sign the form *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form
3. Return the completed form with the $125.00 filing fee, if no capitalization. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78 155 To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to Secretary of State, 202 North Carson Street, Carson City, NV 897014201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date) Forms received after due date will be returned for additional fees and penalties

FILING FEE: $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is: ______

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S) PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip
NAME	TITLE(S) SECRETARY (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip
NAME	TITLE(S) TREASURER (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip
NAME	TITLE(S) DIRECTOR		
ADDRESS	CITY	St	Zip

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer Title Date

EXHIBIT VI – *Instruments defining the rights of security holders*

EXHIBIT VII – *Chief Executive Officer, President, Secretary Management Agreement*

MANAGEMENT AGREEMENT

Dated this October 1, 2007.

This written confirmation will serve as an Management agreement between ALL – THE - CARE Inc. (herein called the "Company"),

And

Matthew D. McKernan (herein called "McKernan"),

The Company agrees to engage McKernan to act as President, Chief Executive Officer and Secretary for the Company.

The Company will require McKernan to perform the duties of the President, Chief Executive Officer and Secretary of the Company as those duties are understood in the corporate community, and to prepare any and all such financial information as is required by the Company.

McKernan agrees to perform these duties as requested by the by-laws of the Company which shall include but not be limited to the day-to-day operations of the Company and to preside over all shareholder meetings.

It is agreed that McKernan shall be paid a salary of $125,000.00 USD (one hundred and twenty five thousand dollars) annually which will be paid monthly at a rate of $10,500 per month.

As the duties of McKernan become increased in activity, a more formal full time engagement can be structured.

Signed this 1st, day of October 2007

ALL – THE - CARE Inc.

Per 

Matthew D. McKernan
President & Chief Executive Officer



Matthew D. McKernan

EXHIBIT VIII – *Chief Financial Officer, Treasurer Management Agreement*

MANAGEMENT AGREEMENT

Dated this October 1, 2007.

This written confirmation will serve as an Management agreement between ALL – THE - CARE Inc. (herein called the "Company"),

And

Bernard Faibish (herein called "Faibish"),

The Company agrees to engage Fabish to act as Chief Financial Officer and Treasurer for the Company.

The Company will require Faibish to perform the duties of the Chief Financial Officer of the Company as those duties are understood in the corporate community, and to prepare any and all such financial information as is required by the Company.

Faibish agrees to perform these duties as requested by the Company which shall include but not be limited to the preparation of all financial information and to keep the books and records of the Company on an ongoing basis.

It is agreed that Faibish shall bill the Company for the agreed upon work at a rate of $125.00 (one hundred and twenty five dollars) US funds per hour for the work provided on an as needed basis.

As the duties of Faibish become increased in activity a more formal full time engagement can be structured.

Signed this 1st, day of October 2007

ALL – THE - CARE Inc.

Per 
Matthew D. McKernan
President & Chief Executive Officer


Bernard Faibish

END